CADRE HOLDINGS, INC.

13386 International Pkwy

Jacksonville, FL 32218

(904) 741-5400

May 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cadre Holdings, Inc.

Registration Statement on Form S-3

Filed April 19, 2023

File No. 333-271328

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), Cadre Holdings, Inc. hereby respectfully requests that the Registration Statement be declared effective at 4:00 pm Eastern Daylight Time on June 1, 2023, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Mr. Robert L. Lawrence of Kane Kessler, P.C. at (212) 519-5103.

Very truly yours,

CADRE HOLDINGS, INC.

/s/ Blaine Browers

Blaine Browers

Chief Financial Officer